August 2, 2024

Shinichiro Haga
Lead Executive Officer and Senior General Manager, Corporate Strategy Asahi Kasei Corporation
1-1-2 Yurakucho, Chiyoda-ku
Tokyo, Japan 100-0006

       Re: Asahi Kasei Corporation
           Calliditas Therapeutics AB
           Schedule TO-T/A filed August 1, 2024 by Asahi Kasei Corporation File No. 005-91523
Dear Shinichiro Haga:

       We have reviewed your filing and have the following comment.

        Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Schedule TO-T/A filed August 1, 2024
Questions and Answers About the U.S. Offer, page 3

1. We note your response to comment 3 in our prior comment letter. It continues to be unclear whether you are reserving the right to rely on the guidance provided in Section
       II.C.5 of SEC Release No. 34-58597 (Sept. 19, 2008). If so, the offer materials must be revised to comply with the conditions to reliance on that guidance, and you should describe in your response letter how you will satisfy the procedural requirements to rely on it, including with respect to the requirement that the offer remain open for at least five
       U.S. business days after reducing the minimum offer condition. In this regard, we note that you have not provided for a subsequent offering period. If you do not intend to rely on the guidance, note that any change in the minimum offer condition below the current
       90% minimum needed to conduct a second-step    squeeze out    under
Swedish law would
       constitute a material change requiring that the offer remain open (with withdrawal rights)
       for at least five U.S. business days after the change.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 2, 2024
Page 2

      Please direct any questions to Blake Grady at 202-551-8573.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Mergers &
Acquisitions